

April 6, 2026

Eric B. Stang
President and Chief Executive Officer
Ooma, Inc.
525 Almanor Ave, Suite 200
Sunnyvale, CA 94085

      Re: Ooma, Inc.
           Registration Statement on Form S-3
           Filed April 6, 2026
           File No. 333-294890

Dear Eric B. Stang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: William L. Hughes